06050322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

SEC MAIL PROCESSING RECEIVED DEC 29 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-21022~~ 8-1672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2005 (MM/DD/YY) AND ENDING October 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Capital Markets Corporation

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Steven DeCicco (212) 858-7323
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 29 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

We, Mark Standish and Steven DeCicco, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBC Capital Markets Corporation for the year ended October 31, 2006, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 12/27/06

Steven DeCicco
Chief Financial Officer

Signature Date 12/27/06

Mark Standish
Chief Executive Officer

Notary Public 12/27/2006

AMY CHAN
Notary Public, State of New York
No. 01CH6066623
Qualified in New York County
Commission Expires Nov. 19, 2009

RBC CAPITAL MARKETS CORPORATION
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)
(SEC I.D. No. 8-21022)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
AS OF OCTOBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBC Capital Markets Corporation:

We have audited the accompanying statement of financial condition of RBC Capital Markets Corporation (the "Company") as of October 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 12, 13 and 14 are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

December 21, 2006

RBC CAPITAL MARKETS CORPORATION
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2006
(In thousands except share and per-share information)

ASSETS

Cash	$	16,156
Cash and securities segregated under Federal and other regulations		242,364
Securities purchased under agreements to resell		3,259,786
Securities borrowed		11,874,633
Securities owned, at fair value (includes securities pledged of $5,278,448)		6,457,131
Receivable from brokers, dealers and clearing organizations		2,586,752
Receivable from affiliates		9,481
Receivable from customers		41,544
Equipment, furniture and leasehold improvements, at cost, net of accumulated depreciation and amortization of $14,495		17,077
Goodwill		347,272
Other assets		156,136
TOTAL ASSETS	$	25,008,332

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdrafts	$	4,913
Securities sold under agreements to repurchase		6,616,836
Securities loaned		5,870,322
Securities sold, but not yet purchased, at fair value		3,858,644
Payable to brokers, dealers and clearing organizations		268,537
Payable to affiliates		6,546,703
Payable to customers		333,515
Accounts payable and accrued liabilities		488,547
		23,988,017
Liabilities subordinated to claims of general creditors		750,000
Stockholder's Equity:		
Nonvoting, non-convertible preferred stock, par value $0.10 per share, 1,000 shares authorized, 1 share outstanding		10
Common stock, no par value, 6,667 shares authorized, issued, and outstanding		-
Additional paid-in capital		263,823
Retained earnings		6,482
Total stockholder's equity		270,315
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	25,008,332

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Corporation (the "Company") is a wholly-owned subsidiary of RBC USA Holdco Corporation (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of Royal Bank of Canada (the "Ultimate Parent"). The Company is also the Clearing broker for an affiliated broker dealer, RBC Capital Markets Arbitrage S.A. ("RBC CMA").

The Company is a registered broker and dealer and a Futures Commission Merchant. The Company is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers brokerage and investment banking services to individual, institutional, corporate and government clients. In conjunction with those services to its clients, the Company conducts principal trading primarily in fixed income securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and Repurchase Transactions—Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Investment Banking and Underwriting Revenue—Investment banking and underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Merger, acquisition and other advisory fees are recorded when earned and reasonably determinable.

Income Taxes—The Company is included in the consolidated Federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation and Amortization—Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities (including valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation and the carrying amounts of goodwill) and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Memberships in Exchanges—Memberships in exchanges are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Goodwill—Goodwill relates to the Capital Markets Business (the "CM Business") transferred from RBC Dain Rauscher Corporation ("DRC") in 2004. Under the provisions of Statement of Financial Account Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, intangible assets acquired in a business combination, which do not possess finite useful lives, are tested for impairment at least annually. An indicator of impairment of goodwill results if the net book value of the reporting unit exceeds its estimated fair value. The Company performed its annual assessment in August 2006 and no impairment loss was recorded as a result of this assessment.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company for the year ended October 31, 2008. The Company is currently evaluating the potential impact of adopting FIN 48 on its statement of financial condition.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on its statement of financial condition.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

U.S. Government securities with a market value of $235,877 collateralizing a $240,000 reverse repurchase agreement has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Cash of $2,364 has been segregated under the Commodity Exchange Act.

4. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates. Also, the Company manages the business affairs of certain of its affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under Technical Service agreements.

The Parent guarantees the due and punctual performance of all obligations to the Chicago Mercantile Exchange arising out of accounts cleared by the Company.

At October 31, 2006, the Company maintained a $250,000 unsecured line of credit with an affiliate. The Company also maintained an uncommitted revolving credit facility of $600,000 with an affiliate. There were no outstanding balances relating to the unsecured line of credit or the uncommitted revolving credit facility at October 31, 2006.

In addition to the affiliate receivables and payables disclosed on the statement of financial condition or in other disclosures, the Company had the following outstanding receivables and payables with affiliates:

	Receivable	Payable
Cash	$ 45	
Securities purchased under agreements to resell	669,032	$ -
Securities sold under agreements to repurchase	-	2,006,762
Securities borrowed	1,094,568	-
Securities loaned	-	148,739
Receivable/payable from/to brokers, dealers and clearing organizations:		
Fails to deliver	187,791	-
Fails to receive	-	35,788

5. RECEIVABLE/PAYABLE FROM/TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at October 31, 2006, consisted of the following:

	Receivable	Payable
Receivable from RBC CMA (an affiliate)	$ 2,208,298	$ -
Trade date/settlement date accrual	-	66,343
Deposits with/payable to clearing organizations	186,017	93,316
Fails to deliver/receive	192,437	108,878
	$ 2,586,752	$ 268,537

6. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2006 consisted principally of trading securities at fair value as follows:

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government agency obligations	$ 2,043,787	$ 2,337,641
Municipal Canadian government obligations	442,278	180,553
Corporate obligations	2,122,237	1,141,578
Equities and warrants	20,570	198,872
Commercial paper	1,309,434	-
Money market funds	460,200	-
Other	58,625	-
	$ 6,457,131	$ 3,858,644

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned on the statement of financial condition.

At October 31, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $16.7 billion, and substantially all has been sold or repledged.

7. INCOME TAXES

The Company is included in the consolidated Federal and state income tax returns filed by the Parent. In accordance with the intercompany tax-sharing agreement, the Company calculates its taxes on a separate company basis and the total amount of taxes payable or receivable (current and deferred) are recorded on a net basis.

At October 31, 2006, the Company had net deferred tax assets of $25,067. The tax effects of temporary differences that gave rise to deferred tax assets and liabilities relate primarily to compensation expense and goodwill. No deferred tax asset valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains operating leases primarily for office space, the longest of which expires in 2012. At October 31, 2006, the future minimum rental payments were as follows:

Year	
2007	$ 5,591
2008	5,656
2009	5,249
2010	4,682
2011	2,373
2012	2,175
Total	$ 25,726

The Company is a member of several exchanges and clearinghouses. Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2006.

The Company is a defendant in lawsuits incidental to its securities and commodities businesses. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial condition.

Pursuant to the 2004 transfer of the CM Business from an affiliate, the Company is involved in a consolidated class action suit related to initial public offerings where DRC participated as an underwriter. At this time, management does not believe the impact of the class action will have a material adverse effect on the Company's financial condition and results of operations, although the amounts involved could be substantial.

9. LIABILITES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at October 31, 2006, are as follows.

Revolving subordinated debt entered into on May 6, 2003 with RB US 2, LLC, renewable annually	$ 50,000
Subordinated debt entered into on August 31, 2006 for three years with the Parent	150,000
Subordinated debt entered into on February 6, 2004 with the Parent, maturing on July 31, 2009	100,000
Subordinated debt entered into on November 7, 2005 for three years with RB U.S. Finances LLC, a wholly-owned subsidiary of the Ultimate Parent, renewable annually	100,000
Subordinated debt entered into on February 28, 2006 for three years with the Parent	100,000
Subordinated debt entered into on September 7, 2006 for two years with RB US 2 LLC	79,000
Subordinated debt entered into on September 12, 2006 for two years with RB U.S. Finances LLC, a wholly-owned subsidiary of the Ultimate Parent	71,000
Revolving subordinated debt entered into on October 28, 2005, with RB U.S. Finances LLC, renewable annually	100,000
Total	$ 750,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the New York Stock Exchange and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. STOCKHOLDER'S EQUITY

The Company has authorized 4,000 shares of 4% noncumulative, redeemable preferred stock. No preferred shares have been issued as of October 31, 2006.

The Company has authorized and issued one share of nonvoting, nonconvertible, preferred stock that was purchased by RBC CMA on December 8, 2003.

In accordance with the intercompany tax-sharing agreement regarding the 2004 acquisition of the CM Business from DRC, the tax benefits related to the Company's amortizing of the goodwill for tax purposes will flow through to DRC. The current year impact of this flow-through was recorded by the Company as a $4,936 reduction of additional paid-in capital.

11. BENEFIT PLANS

Effective October 31, 2002, the Company merged its defined benefit pension plan into the Pension Plan for United States Dollar-Based Employees of Royal Bank of Canada and Affiliates (the "RBC Plan"). The RBC Plan sponsored by the Ultimate Parent covers employees of the Company meeting certain eligibility requirements prior to December 31, 1996. Effective December 31, 1996, the plan was frozen. Under this curtailment, the plan will continue to exist but no further benefits will accrue to the participants.

Substantially all employees of the Company are eligible to participate in its Retirement and Savings Plan (the "401(k) Plan") which is a defined contribution plan. Participants may elect to contribute up to 25% of their base pay on a pre-tax basis, and up to 5% on an after-tax basis, subject to IRS limitations. Eligible employees may receive matching contributions of up to 100% of each participant's contributions up to the first 6% of pay contributed on a pre-tax basis upon completion of one year of employment. These contributions and related earnings vest ratably over a five-year period.

In connection with the 2004 transfer of the CM Business from an affiliate, the Company maintains a nonqualified deferred compensation plan for key employees under an arrangement called the Wealth Accumulation Plan 2001 ("WAP 2001"). This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC share unit fund that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company. All matching contributions are allocated to the RBC share unit fund. These deferrals and matching contributions vest over a period of zero to five years starting after the plan year.

In addition to WAP 2001, in 2004 the Company began to offer a nonqualified deferred compensation plan for key employees under an arrangement also called the Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices.

At October 31, 2006, the Company had a liability for these plans of $35,370.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 4% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. The NYSE Net Capital Rule may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2006, the Company had net capital of $336,576, which was $278,639 in excess of the required minimum net capital.

To allow RBC CMA to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities, consisting of bank loans, repurchase agreements, securities loaned and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2006.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the statement of financial condition.

15. SUBSEQUENT EVENTS

On October 25, 2006, the Company entered into a purchase agreement to acquire Carlin Financial Group, a boutique broker dealer in New York. The purchase price specified in the agreement, subject to adjustments, was $80 million in cash. The transaction is expected to close in the first quarter of the 2007 fiscal year.

On November 21, 2006, the Company entered into a purchase agreement to acquire Daniels and Associates, L.P., a mergers and acquisitions advisor to the cable, telecom and broadcast industries. The purchase price specified in the agreement was $28 million in cash. The transaction is expected to close in the first quarter of the 2007 fiscal year.

* * * * * *

RBC CAPITAL MARKETS CORPORATION

(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2006
(In thousands)

NET CAPITAL:		
Stockholder's equity		$ 270,315
Liabilities subordinated to claims of general creditors		750,000
Allowable credits		45,000
Total capital and allowable subordinated liabilities		1,065,315
DEDUCT:		
Nonallowable assets:		
Goodwill	$ 347,272	
Equipment, furniture, and leasehold improvements	17,077	
Receivable from affiliates	9,481	
Other investments not readily marketable	58,626	
Other assets	91,217	523,673
Aged fail-to-deliver		4,159
Other deductions		16,700
Net capital before haircuts on securities positions		520,783
HAIRCUTS ON SECURITIES POSITIONS:		
Bankers acceptances, certificates of deposit and commercial paper	1,411	
U.S. and Canadian government obligations	37,005	
State and municipal	25,005	
Corporate obligations	75,925	
Equities	6,778	
Arbitrage	22,592	
Other securities	9,209	
Undue concentration	6,282	184,207
Net capital		$ 336,576
Computation of alternative net capital requirements—		
Minimum net capital required		$ 57,937
EXCESS NET CAPITAL		$ 278,639

There are no material differences between the computation of net capital as computed above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2006.

RBC CAPITAL MARKETS CORPORATION
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT
OCTOBER 31, 2006
(In thousands)

SEGREGATION REQUIREMENTS	
Net ledger balance:	
Cash	$ 118,022
Securities (at market)	40,604
Net unrealized profit (loss) in open futures contracts traded on a contract market	(8,388)
Exchange traded options:	
A. Add market value of open option contracts purchased on a contract market	3,904
B. Deduct market value of open option contracts granted (sold) on a contract market	(12,532)
Net equity (deficit)	141,610
Amount required to be segregated	141,610
FUNDS IN SEGREGATED ACCOUNTS	
Deposited in segregated funds bank account	
Cash	183
Margins on deposit with derivatives clearing organizations of contract markets	
Cash	121,583
Securities representing investments of customers' funds (at market)	15,888
Securites held for particular customers (at market)	40,604
Net settlement from (to) derivatives clearing organizations of contract markets	(250)
Exchange traded options	
A. Value of open long option contracts	3,904
B. Value of open short option contracts	(12,533)
Net liquidating equity	19
Total amount in segregation	169,398
Excess (deficiency) funds segregated	$ 27,788

There are no material differences between the computation for determination of segregation requirements and funds in segregation above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2006.

RBC CAPITAL MARKETS CORPORATION

(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT OCTOBER 31, 2006 (In thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS	
Cash:	
Banks located in the United States	$ 2,180
Amounts held by members of foreign boards of trade:	
Cash	334
Unrealized gain (loss) on open futures contracts	1,431
Value of short option contracts	(50)
Total funds in separate section 30.7 accounts	$ 3,895

There are no material differences between the computation for determination of secured amounts and funds held in separate accounts above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2006.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 21, 2006

RBC Capital Markets Corporation
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Capital Markets Corporation (the "Company") for the year ended October 31, 2006 (on which we issued our report dated December 21, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP